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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For  October 5, 2005                            Commission File Number:  1-15226


                               ENCANA CORPORATION
                 (Translation of registrant's name into English)

                            1800, 855 - 2nd Street SW
                        Calgary, Alberta, Canada T2P 2S5
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F  [_]     Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes   [_]      No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 EnCana Corporation
                                                    (Registrant)


Date:  October 5, 2005                 By: /s/ Linda H. Mackid
                                           -------------------------------------
                                           Name:   Linda H. Mackid
                                           Title:  Assistant Corporate Secretary

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                             Form 6-K Exhibit Index


EXHIBIT NO.     DESCRIPTION

   99.1 Pricing Supplement No. 1, dated September 16, 2005, to a Short-Form Shelf Prospectus dated August 31, 2005.